

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>Via E-mail</u>
Jamie L. Buskill
Senior Vice President & Chief Financial Officer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

      Re: Boardwalk Pipeline Partners, LP
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 18, 2011
              File No. 001-32665

Dear Mr. Buskill:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Mara L. Ransom

                            Mara L. Ransom
                            Legal Branch Chief